United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Franciscan Sisters of Perpetual Adoration

ADDRESS OF PERSON RELYING ON EXEMPTION: 912 Market Street, La Crosse, WI 54601

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Proposal — Report on Alignment of Racial Justice Goals and Starting Wages (Proposal #7)

RESOLVED:

Shareholders of Walmart Stores, Inc. (“Walmart”) request that the Board of Directors oversee the preparation of a public report on whether and how Walmart’s racial justice goals and commitments align with the starting pay for all classifications of Walmart associates.

The Franciscan Sisters of Perpetual Adoration and co-filers1 (the “Proponents”) seek your support to vote FOR the shareholder proposal (the “Proposal”) requesting a Report on Alignment of Racial Justice Goals and Starting Wages (Proposal #7 in the proxy statement) at the Walmart’s 2022 annual shareholder meeting on June 1, 2022. This Proposal obtained 12.7% vote last year or approximately 32% of the independent (non-Walton family) vote. Although Walmart has increased their starting wage to $12 an hour since that time, they have not sufficiently addressed investors’ concerns regarding the alignment between their pay philosophy and commitments to address racial inequities and have not completed the requested report.

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1 Dana Large Cap Equity Fund; The IBVM Foundation of Canada; The Sisters of Charity of Saint Elizabeth; The Sisters of Charity of the Blessed Virgin Mary, Dubuque, Iowa; Providence St. Joseph Health; Adrian Dominican Sisters; Daughters of Charity; Congregation of St. Joseph; Mercy Investment Services, Inc.; Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province; Organization United for Respect; Trinity Health; Marianist Province of the U.S.; PeaceHealth; The Praxis Value Index Fund; Sisters of the Humility of Mary; U.S. Missionary Oblates of Mary Immaculate; Dominican Sisters of Springfield, Illinois; The Sisters of St. Francis of Philadelphia; Sisters of the Holy Cross of Notre Dame, Indiana; Benedictine Sisters, Boerne, TX.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

The nation is facing record-setting financial inequality, especially for people of color, and mounting demands for real progress on racial justice. At the same time, we are experiencing a Great Resignation with the U.S. Bureau of Labor Statistics2 reporting record turnover, particularly in the restaurant and retail industries. While Walmart is committed to equity, inclusion and growth of their Associates, the Company has an opportunity to make meaningful progress towards its racial equity objectives by raising its starting wages. In the Proponents’ view, doing so would:

1.	Be Consistent with Walmart’s Professed Values: Improving starting wages is supportive of Walmart’s basic belief of respect for the individual and recognition that Associates are essential to what makes the company thrive.
2.	Promote Racial Justice: Given the concentration of people of color in low paying jobs, boosting starting wages would advance Walmart’s stated commitment to help replace the structures of systemic racism.
3.	Improve Productivity, Customer Experience, and Reputation: Walmart Associates have identified wages as the most important element of their compensation and higher wages have been shown to improve recruitment and attendance, promote better health, and reduce turnover and operational problems leading to better business performance. Boosting wages would also benefit Walmart’s reputation and bring the Company in line with its peers that have raised starting wages to at least $15 an hour.

The Proponents submitted the Proposal because they believe that an analysis of the demographics of starting wages would identify opportunities to meet the Company’s stated commitments to address racial inequity.

1.	Consistency with Walmart’s Professed Values

Walmart’s commitment to equity is rooted in their stated value of respect for the individual.3 In their 2021 ESG Report, the Company notes that investments in the overall well-being and growth of their employees “have strengthened our workforce and contributed positively to comparable store sales and associate retention” and that investment in frontline retail workers “creates value beyond Walmart.”4 These values are underpinned by strategic practices and programs which are to be admired.

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2 https://www.bls.gov/news.release/jolts.a.htm

3 https://corporate.walmart.com/our-story/working-at-walmart

4 https://corporate.walmart.com/esgreport/esg-issues/human-capital

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

Walmart’s pay strategy is to be “competitive for the relevant role and geography” with starting wages ranging from $12 to $21 per hour in their stores. The Company acknowledges that the overwhelming majority of Associates say their hourly wages are the most important part of their compensation.5 Yet some Walmart Associates have described their pay as a “starvation wage”6 and have shared the consequences of low wages, such as postponing healthcare,7 not being able to afford day care,8 and struggling to pay rent.9 A Government Accountability Office study identified Walmart as one of the companies with the greatest number of workers receiving food stamps.10

Although Walmart points to cost of living differences by location as a reason for resisting a $15 an hour starting wage,11 many of their Associates struggle to get by. According to MIT’s Living Wage calculator, a single parent making $15 an hour working 40 hours a week even in a low-cost location like Oklahoma City makes only 75% of the amount necessary to support a family.12 Furthermore, Black and Latino retail workers are more likely to be involuntarily working part-time.13 “You can’t pay your bills, rent and buy groceries on $12 an hour. I don’t think anywhere in the United States, you can do that.”14

At the same time, Walmart has experienced financial success during the COVID-19 pandemic with sales up 2.4% and income up 15% last year.15 CEO Doug McMillon has benefited from this success, receiving over $22 million in compensation, a 1078:1 ratio vs. the median worker pay.16 As a result, CEO McMillon consistently makes As You Sow's list of 100 Most Overpaid CEO's.17

Higher wages also serve Walmart’s “aim[s] to strengthen the health of our communities, not only by providing products, services and jobs through our retail business, but also by facilitating associate volunteerism, local donations through stores and customers, and support for diversity and inclusion initiatives.”18 Higher wages improve health outcomes by reducing stress, boosting mental health and cognitive function, enhancing sleep and improving nutrition.19 The positive impact of wage increases can be intergenerational, as higher wages also reduce child neglect, the number of low birthweight babies and teen births.20 Given Walmart’s financial success, their pay philosophy to just be competitive appears to be inconsistent with the company's basic beliefs and goals.

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5 https://corporate.walmart.com/newsroom/2020/09/17/investing-in-our-associates-and-roles-of-the-future

6 https://www.businessinsider.com/walmart-employee-congress-senate-15-minimum-wage-poverty-increase-economy-2021-2

7 https://www.businessinsider.com/walmart-employee-congress-senate-15-minimum-wage-poverty-increase-economy-2021-2

8 https://www.nbcnews.com/business/business-news/once-categorized-essential-grocery-workers-say-they-now-feel-expendable-
n1259646

9 http://www.ufcw1167.org/news/walmart_employees_want_better_wages.html

10 https://www.nytimes.com/2021/03/19/business/kath-mclay-sams-club-walmart-corner-office.html?searchResultPosition=1

11 See https://www.nytimes.com/2021/03/19/business/kath-mclay-sams-club-walmart-corner-office.html?searchResultPosition=1;
https://www.cnn.com/2021/02/18/investing/walmart-minimum-wage-retail/index.html

12 https://livingwage.mit.edu/metros/36420

13 https://www.demos.org/research/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century

14 https://www.theguardian.com/business/2021/oct/28/walmart-pay-hourly-low-wages-working-conditions

15 https://corporate.walmart.com/newsroom/2022/02/17/walmart-releases-q4-and-fy22-earnings

16 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000104169/316d5b03-f800-4f26-8f94-e766fd216a05.pdf

17 https://www.asyousow.org/reports/the-100-most-overpaid-ceos-2022

18 https://corporate.walmart.com/askwalmart/what-does-walmart-do-for-local-communities

19 https://www.politico.com/news/agenda/2021/03/29/15-minimum-wage-worker-pay-478209; https://hbr.org/2020/08/equality-in-
the-u-s-starts-with-better-jobs

20 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

2.	Promoting Racial Justice

Amid the racial reckoning spurred by the killings of George Floyd, Ahmaud Arbery, and Breonna Taylor, corporate leaders have been called to acknowledge systemic racism and commit to concrete initiatives to remedy it. Ford Foundation President Darren Walker cautioned that “[t]his time the usual corporate playbook–issue a statement, gather a group of Black leaders for a conference call, give a hefty grant to the Urban League, resume business as usual–isn’t going to work.”21 JUST Capital found that 75-85% of Americans polled believe companies should “be taking concrete steps to create a more equitable future going forward.”22

U.S. income inequality has increased steadily since the 1970s and has now reached levels not seen since 1928.23 Increasing economic equity would boost the broader economy. McKinsey reported that the racial wealth gap grew by over 50% from 1990 to 2016 and will cost the U.S. economy between $1 trillion to $1.5 trillion between 2019 and 2028 — up to 6% of projected GDP.24 A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.25 According to Atlanta Federal Reserve President and CEO Raphael Bostic,“[s]ystemic racism is a yoke that drags on the American economy.”26 And as MIT’s Zeynep Ton has noted, well-paying jobs are crucial to “maintain and expand a strong middle class.”27

The people most impacted by low wages are historically marginalized populations: women and people of color. Ford Foundation’s Walker noted that Black workers make up about 11% percent of the workforce, but 38% of [those who] work for the minimum wage. He exhorted CEOs to “[c]ommit to paying your workers a living wage of at least $15 per hour, and more in higher-cost parts of the country.”28

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21 https://time.com/5875304/racial-inequality-corporations/

22 https://time.com/5875304/racial-inequality-corporations/

23 https://www.pewresearch.org/fact-tank/2021/09/07/despite-the-pandemic-wage-growth-held-firm-for-most-u-s-workers-with-little-
effect-on-inequality/

24 https://www.mckinsey.com/industries/public-and-social-sector/our-insights/the-economic-impact-of-closing-the-racial-wealth-gap

25 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

26 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

27 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

28 https://time.com/5875304/racial-inequality-corporations/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

There is a growing appreciation that social instability, such as that caused by racial inequity, creates systemic risk that can undermine financial system resiliency and harm investor returns. As a recent article in the Chicago Booth Review put it, “There is strong reason for [investor] concern about forgone growth and the destabilizing effects of racial injustice and economic inequity.”29 According to a recent report, “[e]conomic, racial, and gender inequality have slowed economic growth, reduced upward mobility, contributed to more frequent and deeper recessions, and fractured social cohesion.”30

Walmart acknowledges the challenges experienced by African Americans and all those who face disparities in representation and outcomes based on their race, ethnicity or other protected characteristics. CEO Doug McMillon articulated a goal of “help[ing] replace the structures of systemic racism, and [building] in their place frameworks of equity and justice that solidify our commitment to the belief that, without question, Black Lives Matter.” McMillon went on to say that Walmart has “an enormous opportunity to use the scale of our business to make a difference.”31

McMillon identified workforce-related practices Walmart planned to adopt as part of its commitment to advancing racial justice. He asserted that Walmart “want[s] to ensure continued internal movement for Black, African American, and other diverse associates through the talent pipeline, so [it] will be deliberate about development opportunities.” Walmart will also “review and evolve [its] recruiting and hiring practices” to “ensure non-violent, formerly incarcerated applicants are appropriately considered.” Finally, he said, the Company is “committed to fair pay.”32

Walmart’s Culture, Diversity, Equity and Inclusion (“CDEI”) report confirms the broader societal research that people of color are over-represented in frontline hourly roles and under-represented at the senior management and officer levels (e.g., 48% of hourly; 37% of management; 25% of officers).33 Walmart notes in its ESG reporting the Company’s pay equity analysis conclude that, “taking into account relevant factors such as position, tenure and location, Walmart pays associates equitably regardless of race, ethnicity and gender.”34 While ensuring pay equity within the Company is critical, Walmart must also consider whether its wage structure contributes to advancing racial equity within society.

Wage increases are the most direct route to more racially equitable pay practices. Recent research by two professors at the University of California, Berkeley, found that “Congress’s decision in 1966 to both raise the minimum wage and expand it to workers in previously unprotected industries led to a significant drop in earnings inequality between Black and white Americans — and explains more than 20 percent of the overall reduction in succeeding years.”35

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29 https://review.chicagobooth.edu/finance/2021/article/racial-inequality-business-risk

30 https://www.tiiproject.com/wp-content/uploads/2020/12/AddressingSystemicSocialRisk-ARoadmap-12-7-2020_FINAL.pdf

31 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

32 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

33 https://corporate.walmart.com/purpose/culture-diversity-equity-inclusion

34 https://corporate.walmart.com/esgreport/esg-issues/human-capital

35 https://www.nytimes.com/2020/10/25/opinion/minimum-wage-race-protests.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

According to new research released by Oxfam, half of all women of color earn under $15 per hour versus a quarter of all men.36 And while 26% of White workers earn less than $15 an hour, 46% of Hispanic/Latinx workers and 47% of Black workers earn less than $15 per hour. It would be helpful for investors to have this type of data for Walmart.

3.	Improve Productivity, Customer Experience, and Reputation

Finally, raising starting wages is not only the right thing to do; it is smart for business. Research shows that financial insecurity leads to poor attendance, poor health, high turnover and operational problems that undermine sales and profits.37 Financial precarity lowers workers’ cognitive capacity38 -- poverty actually interferes with task performance39 -- and low wages reduce job satisfaction.40 MIT’s Ton explains that “[p]erformance suffers as it is harder to keep up good attendance, focus on the job, be productive, and do your best for customers or coworkers.”41 In turn, she says, “[p]oor attendance and high turnover lead to operational problems that undermine sales and profits.” 42

Blackrock's CEO Larry Fink stated in his annual letter to CEO's: “Workers demanding more from their employers is an essential feature of effective capitalism…Companies that deliver are reaping the rewards. Our research shows that companies who forged strong bonds with their employees have seen lower levels of turnover and higher returns through the pandemic.”43

There has been significant attention to this issue from policy makers and the media who mention Walmart in a negative light.44 Although Walmart claims to have a competitive pay philosophy by location, the media profiles the Company as lagging peers such as Costco, Target, Best Buy, Amazon, IKEA, and Starbucks.45 There has been significant public support for the proposed Raise the Wage Act which would help eliminate poverty-level wages by raising the national minimum wage to $15 an hour and positively impact approximately 4.7 million retail workers.46

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36 https://www.cnn.com/2022/03/22/perspectives/oxfam-federal-minimum-wage/index.html

37 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

38 https://www.researchgate.net/publication/320616355_The_Price_of_Financial_Precarity_Organizational_Costs_of_Employees'_Financial_Concerns

39 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

40 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

41 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

42 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

43 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

44 https://www.theguardian.com/us-news/2021/feb/25/bernie-sanders-mcdonalds-walmart-workers-congress-minimum-wage

45 https://www.bloomberg.com/news/articles/2021-04-27/walmart-wmt-fights-against-15-minimum-wage-as-inequality-debate-rages

46 https://www.epi.org/publication/raising-the-federal-minimum-wage-to-15-by-2025-would-lift-the-pay-of-32-million-workers/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

The report requested by the Proponents would help Walmart leadership understand the economic realities facing the Company’s hourly frontline Associates. Katie Bach and Zeynep Ton of the Good Jobs Institute report that company leaders are often unaware of employment-related data, including that fewer than one-third of their workers employed full time earn a living wage, as well as the real-life implications of workers’ financial precarity.47 Walmart’s CDEI Report provides significant detail about the gender and racial makeup of Walmart’s workforce, but it does not contain any information about how those demographics correlate with starting wages. Analyzing and articulating how these realities align with Walmart’s basic beliefs and racial justice goals would enable the Company to benchmark its own performance and identify opportunities to meet those commitments. Reporting would also provide investors and other stakeholders with information they need to evaluate Walmart’s performance and engage Walmart around wages and racial justice.

For all of the above reasons, we urge shareholders to vote FOR the shareholder proposal requesting a report on how Walmart’s racial justice goals and commitments align with Associates’ starting pay.

For more information on the Proposal, please contact Francis Sherman, Seventh Generation Interfaith Inc. at fransxsherman@gmail.com.

Sincerely,

Sr. Sue Ernster, FSPA

Vice President & Treasurer/CFO

Franciscan Sisters of Perpetual Adoration

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47 https://hbr.org/amp/2019/11/why-so-many-ceos-dont-realize-theyve-got-a-bad-jobs-problem

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.